Ficaar, Inc.

244 Madison Ave.

#1249

New York, NY 10016

November 10, 2021

VIA EDGAR

Ms. Olivia Bobes

Division of Corporation Finance

U.S. Securities and Exchange Commission

Re:	Ficaar, Inc.

Form 1-A: Request for Qualification

File No. 024-11694

Dear Ms. Bobes:

Ficaar, Inc. (the “Company”), hereby requests qualification of the Company’s above-referenced Offering Statement on Form 1-A (“Offering Statement”) effective at 4:00 PM EST on Friday, November 12, 2021, or as soon as practicable thereafter.

We appreciate your prompt attention to this matter. Please notify me if you need anything further.

Sincerely,
/s/ James C. Sanborn James C. Sanborn COO